UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-23383

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OMNI Energy Services Corp.

Full name of registrant

NA

Former name if applicable

4500 NE Evangeline Thwy

Address of principal executive office (Street and number)

Carencro, LA 70520

City, state and zip code:

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

OMNI Energy Services Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 without unreasonable effort or expense. As previously disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2010, the Audit Committee of the Board of Directors of the Company, with the assistance of management, completed their internal review of the Company’s accounting for subordinated promissory notes in connection with certain acquisitions which occurred in prior periods. As disclosed, the Audit Committee and management concluded that the Company’s previously issued financial statements included in the following reports filed with the Commission should no longer be relied upon: (1) the audited consolidated financial statements for the fiscal years ended December 31, 2009, 2008, 2007 and 2006, included in the Company’s Annual Reports on Form 10-K for the years ended December 31, 2009, 2008, 2007 and 2006, and (2) the interim period unaudited financial statements for the quarterly periods in each of the fiscal years ended December 31, 2009, 2008, 2007 and 2006, each as included in the Company’s Quarterly Reports on Form 10-Q for each such quarterly period. As a result, the Company has determined to amend its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to reflect the restatement of the financial statements reflected therein (fiscal years ended December 31, 2009, 2008, 2007 and 2006).

Due to the time requirements of the restatement, the Company requires additional time to complete its financial statements for the quarter ended June 30, 2010 and to prepare and file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald D. Mogel	(337)	896-6664
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). Yes ☐ No ☒

Form 10-Q for the quarter ended March 31, 2010 has not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s business is driven by the supply and demand of hydrocarbon commodities in the United States and, to a certain extent, the international markets. Virtually all of the Company’s customers are involved in the exploration and/or production of oil and natural gas in the continental United States and the coastal waters of the Gulf of Mexico.

The Company’s second quarter 2010 operating results reflect conditions quite comparable to the same period in 2009. The only significant difference between the quarters is an increase in interest expense as a result of higher interest rates associated with the Company’s Senior Credit Facility.

The Company’s operating results for the six months ended June 30, 2010 reflect the challenging conditions primarily in the first quarter of 2010 facing the markets in which it operates. The Company’s geographic expansion into the northeast in the Marcellus Shale was particularly challenged by extreme weather conditions in the first quarter of 2010 and had a significant adverse impact on the Company’s ability to execute work in its Seismic Services segment.

The Company, like the entire industry in which it operates, is subject to the volatility in commodity prices, financial markets which continue to be tight and the resulting impact on the Company’s customers and their capital spending.

OMNI ENERGY SERVICES CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2010	By	/s/ Ronald D. Mogel
Ronald D. Mogel
Senior Vice President and Chief Financial Officer